July 3, 2014

Via EDGAR

Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.: Mr. Chad Eskildsen

Re:	BBH Trust (the “Trust” and each series thereof, a “Fund”)
SEC File No. 811-21829

Dear Mr. Eskildsen:

Set forth below are the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) based on the review conducted pursuant to the Sarbanes-Oxley Act of 2002. The comments were provided orally on June 10, 2014, and related to the annual reports to shareholders dated October 31, 2013 (“Annual Reports”) and semi-annual reports to shareholders dated April 30, 2013 which were filed on Form N-CSR. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Comment 1

The Management Discussion of Fund Performance sections of the Annual Reports for BBH Core Select and BBH Global Core Select did not include a statement accompanying the performance graphs and tables indicating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.  This statement is required pursuant to Item 27(b)(7)(ii)(B) of Form N-1A.

Response:	This statement will be incorporated in future filings for both BBH Core Select and BBH Global Core Select.

Comment 2

Explain why, on March 27, 2014, the Trust filed an amended 2013 semi-annual report on Form N-CSR/A for BBH Global Core Select.

Response:
BBH Global Core Select (the “Fund”) is the successor fund to the BBH private investment fund, BBH Global Funds, LLC (the “Predecessor Fund”).  The Fund commenced operations on March 28, 2013, when it acquired all of the net assets of the Predecessor Fund, pursuant to an Agreement and Plan of Reorganization and Exchange executed by BBH Trust and the Managing Member of the Predecessor Fund.  As a result, the 2013 semi-annual report, as of the period ended April 30, 2013, was the first such report filed by the Trust on behalf of the Fund.

Subsequently, during the preparation of the Fund’s annual report, Fund Management discovered that certain disclosures made in the 2013 semi-annual report were either incomplete or inaccurate.  None of the inaccurate disclosures impacted the net asset value of the Fund.

On March 27, 2014, the Trust executed and filed an amended 2013 semi-annual report on Form N-CSR/A (the “Amended Report”).  The specific amendments included therein were as follows.

The original Statement of Operations included unrealized appreciation on investments in securities that had accrued in the Predecessor Fund.  This incorrect amount carried over to the original Statement of Changes in Net Assets which also contained an offsetting incorrect amount for proceeds from sales of shares.  Both statements were corrected in the Amended Report and the proceeds from the shares issued in connection with the merger were segregated from the proceeds of the shares sold during the period in the Amended Report.

The table in footnote 6, Shares of Beneficial Interest, was amended to include the correct number of shares issued and the associated dollar value of the issuance in connection with the merger.  The dollar amount and number of shares sold during the period was also disclosed separately in the Amended Report.

Footnote 7, Acquisition of BBH Global Funds, LLC – Global Core Select Series, was added to the Amended Report to be consistent with the same footnote in the Fund’s annual report.

There were also other minor corrections to numbers and dates made in the Amended Report to be consistent with the Fund’s annual report.

Please contact me at 617-772-1616 if you have any questions or comments.

Very truly yours,

/s/ Suzan Barron
Suzan Barron
Secretary
BBH Trust

July 3, 2014

Via EDGAR

Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.: Mr. Chad Eskildsen

Re:	BBH Trust (the “Trust” and each series thereof, a “Fund”)
SEC File No. 811-21829

Dear Mr. Eskildsen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review conducted pursuant to the Sarbanes-Oxley Act of 2002, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

(b) Staff comments or changes to disclosure in response to Staff comments and reviewed by the Staff do not foreclose the Commission from taking any action with respect this disclosure; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Suzan Barron
Suzan Barron
Secretary BBH Trust